United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 8, 2004

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation or Organization)

1-11983	59-3359111
(Commission File Number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400, Jacksonville, Florida 32202
(Address of Principal Executive Offices) (Zip Code)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com
(Registrant's Internet Address)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230 .425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 8, 2004, FPIC Insurance Group, Inc. ("FPIC") issued an earnings press release announcing selected financial data concerning FPIC's third quarter 2004 unaudited consolidated results of operations and financial condition presented in accordance with accounting principles generally accepted in the United States of America (GAAP). A copy of FPIC's press release dated November 8, 2004 is attached hereto as Exhibit 99 and is furnished as a part of this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated November 8, 2004

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FPIC Insurance Group, Inc.

Date: November 8, 2004

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

2

EXHIBIT INDEX

<u>Exhibit Number</u>   <u>Description of Exhibits</u>

99   FPIC Insurance Group, Inc. Earnings Press Release dated November 8, 2004

Exhibit 99

FPIC INSURANCE GROUP, INC.
REPORTS THIRD QUARTER 2004 RESULTS

JACKSONVILLE, Fla. (Business Wire) - November 8, 2004 - FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC) today reported that its net income increased to $7.5 million, or $0.72 per diluted share, for the third quarter 2004, up from net income of $5.4 million, or $0.55 per diluted share, for the third quarter 2003. Operating earnings increased to $7.6 million, or $0.72 per diluted share, for the third quarter 2004, up from operating earnings of $4.6 million, or $0.47 per diluted share, for the third quarter 2003.

For the nine months ended September 30, 2004, net income was $21.0 million, or $2.00 per diluted share, up from net income of $11.6 million, or $1.22 per diluted share, for the nine months ended September 30, 2003. For the nine months ended September 30, 2004, operating earnings increased to $18.9 million, or $1.80 per diluted share, up from operating earnings of $10.4 million, or $1.09 per diluted share, for the nine months ended September 30, 2003.

Operating earnings is a non-GAAP measure widely used in the insurance industry to evaluate financial performance over time. Operating earnings is also an often-used tool of investors and analysts in our sector to facilitate understanding of results by excluding the net effects of realized capital gains and losses that are tied to the financial market, and the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods. The table below reconciles net income to operating earnings.

Reconciliation of Net Income to Operating Earnings (In Thousands)	Three Months Ended		Nine Months Ended	
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Net income	$ 7,529	5,381	20,995	11,639
Less: Net realized investment (losses) gains, net of income taxes [a]	(67)	789	2,065	1,192
Operating earnings	$ 7,596	4,592	18,930	10,447

[a] All net realized investment (losses) gains, net of income taxes, for the periods reported relate to the insurance segment.

John R. Byers, President and Chief Executive Officer, commenting on FPIC's results, stated, "Solid underwriting results from our insurance operations and increased fee income from the addition of significant new business at the New York insurance reciprocal we manage have yielded excellent results for the third quarter and nine months."

Financial Highlights for the Third Quarter and First Nine Months of 2004

- Net income and operating earnings up 40% and 65%, respectively, quarter over quarter, and up 80% and 81%, respectively, first nine months over first nine months;
- Eleven consecutive quarters of positive consolidated operating earnings;
- GAAP combined ratio down 4% from 98% to 94% quarter over quarter and down 5% from 99% to 94% first nine months over first nine months;
- Claims administration and management fees up 28% quarter over quarter and 35% first nine months over first nine months;
- Twenty-three consecutive quarters of positive operating earnings from insurance management operations;
- Increases in assets, gross reserves, equity and statutory surplus for the first nine months of 2004;
- 13% return on average equity for the trailing twelve months.

Operational Highlights for the Third Quarter 2004

- Higher insurance management fees driven by the addition of significant new business at the insurance reciprocal we manage;
- Elimination of future cessions under the net account quota share reinsurance agreement with Hannover Re, effective July 1, 2004, which will result in revenue growth;
- Continued high policyholder retention levels in our core Florida market;
- Overall claims metrics consistent with expectations, except that the number of newly reported claims are lower than expected;
- Continued focus on core markets, with an 8% increase in Florida policyholders;
- Continued contribution of capital from internally generated funds in support of the growth of our insurance underwriting operations.

Mr. Byers concluded, "We remain committed to the tenets of our business strategy, including market focus, disciplined underwriting and pricing, aggressive claims management, conservative reserving, maintaining balance sheet strength and prudent capital management, which empower our performance and drive long-term value to our shareholders."

Conference Call

FPIC will host a conference call at 10:00 a.m., Eastern Time, Tuesday, November 9, 2004, to review third quarter 2004 results. Mr. Byers and Kim D. Thorpe, FPIC's Executive Vice President and Chief Financial Officer, will host the call. Messrs. Byers and Thorpe, together with Robert E. White, Jr., President of First Professionals Insurance Company, Inc., FPIC's largest insurance subsidiary, will answer questions on an interactive basis from FPIC's analysts and investors. To access the conference call, please dial (800) 322-2803 (USA) or (617) 614-4925 (International) and use the access code 78775656.

The conference call will also be broadcast live over the Internet in a listen-only format via FPIC's corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect listeners to the broadcast.

Questions can be submitted in advance of the call until 9:00 a.m., Eastern Time, Tuesday, November 9, 2004 via e-mail at ir@fpic.com or through FPIC's corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Tuesday, November 9, 2004 and ending at 11:59 p.m., Eastern Time, Thursday, November 11, 2004. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 34604221. A replay of the conference call webcast will also be available beginning at 1:00 p.m., Eastern Time, Tuesday, November 9, 2004 on FPIC's website.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of professional liability insurance for physicians, dentists and other healthcare providers. FPIC also provides insurance management services to Physicians' Reciprocal Insurers, a New York medical professional liability insurance reciprocal, and third party administration services both within and outside the healthcare industry.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements can be identified by such words as, but are not limited to, "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," "foresee," "hope," "should," "will," "will likely result" or "will continue" and other similar expressions. These forward-looking statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors that could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

i) Risks factors, including the effect on reserves and underwriting results, associated with changing market conditions that result from fluctuating cyclical patterns of the property and casualty insurance business;
ii) The uncertainties of the loss reserving process;
iii) The occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;
iv) The impact of surplus constraints on growth;

v) The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments;

vi) The actual amount of new and renewal business;

vii) Business risks that result from our size and geographic concentration;

viii) Developments in reinsurance markets that could affect our reinsurance programs;

ix) The ability to collect reinsurance recoverables;

x) The dependence of our insurance management segment upon a single major customer, Physicians' Reciprocal Insurers ("PRI"), for the preponderance of its revenue and consequently, the effects of premium rate adequacy, claims experience, policyholder retention, and PRI's overall financial position on its ability to maintain or grow its premium base;

xi) Developments in global financial markets that could affect our investment portfolio and financing plans;

xii) Risk factors associated with the impact of rising interest rates on the market value of our investments;

xiii) Risk factors associated with the impact of rising interest rates on our interest costs associated with our long term debt;

xiv) Adverse changes in securities markets;

xv) Rates, including rates on excess policies, being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

xvi) Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

xvii) Legal developments, including claims for extra-contractual obligations or in excess of policy limits in connection with the administration of insurance claims;

xviii) Business and financial risks associated with the unpredictability of court decisions;

xix) The loss of the services of any of our executive officers;

xx) Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;

xxi) General economic conditions, either nationally or in our market areas, that are worse than expected;

xxii) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

other risk factors discussed elsewhere in FPIC's Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004, filed with the Securities and Exchange Commission ("SEC") on May 10, 2004, August 6, 2004, and November 8, 2004, respectively; and FPIC's Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.


FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(In Thousands, Except per Share Data)


Consolidated Statements of Income		Three Months Ended		Nine Months Ended	
		Sept 30, 2004	**Sept 30, 2003**	**Sept 30, 2004**	**Sept 30, 2003**
Revenues					
Net premiums earned	$	38,873	40,895	105,552	101,674
Claims administration and management fees		13,810	10,760	38,598	28,523
Net investment income		5,039	4,680	15,224	13,902
Commission income		2,741	2,192	6,882	6,565
Net realized investment (losses) gains		(110)	1,286	3,363	1,942
Finance charges and other income		302	279	664	757
Total revenues		60,655	60,092	170,283	153,363
Expenses					
Net losses and loss adjustment expenses ("LAE")		32,801	36,985	89,434	93,285
Other underwriting expenses		3,601	3,168	9,447	7,814
Claims administration and management expenses		9,704	8,668	30,214	25,182
Interest expense on debt		656	907	1,852	4,507
Other expenses		2,064	1,704	5,977	4,203
Total expenses		48,826	51,432	136,924	134,991
Income from operations before income taxes		11,829	8,660	33,359	18,372
Less: Income tax expense		4,300	3,279	12,364	6,733
Net income	$	7,529	5,381	20,995	11,639
Basic earnings per common share	$	0.75	0.57	2.11	1.23
Diluted earnings per common share	$	0.72	0.55	2.00	1.22
Basic weighted average common shares outstanding		10,003	9,493	9,954	9,443
Diluted weighted average common shares outstanding		10,522	9,831	10,502	9,578

Selected Consolidated Statements of Financial Position Information		As of Sept 30, 2004	As of Dec 31, 2003
Total cash and investments	$	661,661	622,701
Total assets	$	1,255,022	1,182,756
Liability for losses and LAE	$	606,331	574,529
Liability for losses and LAE, net of reinsurance	$	297,570	298,763
Long term debt	$	46,083	46,083
Total shareholders' equity	$	209,309	186,657
Book value per common share	$	20.88	19.10
Tangible book value per common share*	$	18.94	17.09
Common shares outstanding		10,022	9,771
Statutory surplus of insurance subsidiaries	$	156,167	133,882

* Excludes goodwill of $18,870 and $18,870 and intangible assets of $616 and $782 as stated in consolidated statements of financial position as of 9/30/04 and 12/31/03, respectively. Tangible book value is a non-GAAP measure used by analysts and investors to gauge book values excluding the effects of goodwill and other intangible assets.

Selected Consolidated Cash Flow Information		Three Months Ended		Nine Months Ended	
		Sept 30, 2004	**Sept 30, 2003**	**Sept 30, 2004**	**Sept 30, 2003**
Net cash provided by operating activities	$	29,894	22,321	34,101	49,290
Net cash provided by (used in) investing activities	$	6,947	1,096	(18,915)	(32,722)
Net cash provided by financing activities	$	340	928	2,588	1,438


FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(Dollars in Thousands)


		Three Months Ended		Nine Months Ended	
		Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Total Revenues by Segment					
Insurance	$	44,956	47,597	127,322	119,466
Reciprocal management		13,471	10,620	36,280	26,460
Third party administration		4,237	4,210	12,331	12,349
Intersegment eliminations		(2,009)	(2,335)	(5,650)	(4,912)
Total revenues	$	60,655	60,092	170,283	153,363
Net Income by Segment					
Insurance	$	3,478	2,001	11,589	4,276
Reciprocal management		3,708	3,032	8,740	6,576
Third party administration		343	348	666	787
Net income	$	7,529	5,381	20,995	11,639
Selected Insurance Segment Information					
GAAP combined ratio:					
Loss ratio		84.4%	90.4%	84.7%	91.7%
Underwriting expense ratio		9.3%	7.7%	9.0%	7.7%
Combined ratio		93.7%	98.1%	93.7%	99.4%
Direct and assumed premiums written	$	77,179	87,808	252,884	276,738
Net premiums written	$	65,118	46,624	142,049	121,491
Net paid losses and LAE on professional liability claims	$	26,203	26,786	88,726	77,527
Average net paid loss per professional liability claim with indemnity payment	$	153	196	195	195
Total professional liability claims and incidents reported during the period		495	834	1,703	2,406
Total professional liability claims with indemnity payment		62	71	251	202
Total professional liability claims and incidents closed without indemnity payment		448	358	1,525	1,268

		As of	As of
Professional Liability Policyholders (excludes fronting arrangements)		Sept 30, 2004	Sept 30, 2003
Medical professional liability policyholders		14,059	14,169
Legal professional liability policyholders		----	166
Total professional liability policyholders		14,059	14,335
Professional liability policyholders under fronting arrangements		238	2,444

		Three Months Ended		Nine Months Ended	
Selected Reciprocal Management Segment Information		Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Reciprocal premiums written under management	$	108,783	77,831	248,555	158,642

		As of	As of
		Sept 30, 2004	Sept 30, 2003
Reciprocal statutory assets under management	$	957,724	859,368
Professional liability policyholders under management		11,846	11,094
Selected Third Party Administration Segment Information			
Covered lives under employee benefit programs		97,109	106,925
Covered lives under workers' compensation programs		24,075	38,400

Contact

FPIC Insurance Group, Inc.
Jacksonville, Florida
Roberta Goes Cown, Senior Vice President and Corporate Counsel
904-354-2482, Extension 3287

For all your investor needs, FPIC is on the Internet at
http://www.fpic.com
Got a Tough Question? E-mail us at ir@fpic.com

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